

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 8, 2016

Via Email
Elizabeth Vandervoort
Interim Chief Financial Officer
Green Bancorp, Inc.
4000 Greenbriar
Houston, Texas 77098

       Re: Green Bancorp, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 30, 2016
              File No. 001-36580

Dear Ms. Vandervoort:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Gus Rodriguez

                Gus Rodriguez
                Accounting Branch Chief
                Office of Financial Services